Exhibit 99.1
Mahindra Satyam Announces that US Trading of ADRs
Will Move from NYSE and anticipates the ADRs to be traded in OTC Market
Hyderabad, September 24, 2010: Satyam Computer Services Ltd. (Mahindra Satyam) today announced that it has notified the New York Stock Exchange (NYSE) of its intent to delist its American Depositary Receipts (“ADRs”).
In accordance with the rules and regulations of the US Securities and Exchange Commission (SEC), the Company intends to file a Form 25 (Notification of Removal from Listing under Section 12(b) of the Securities Exchange Act of 1934) with the SEC on or about October 4, 2010. The Company anticipates that the delisting of its ADRs from the NYSE will be effective on or about October 14, 2010.
The Company anticipates that after the delisting the ADRs will continue to trade in the over-the-counter (OTC) market. In addition, throughout this period and in the future the equity shares underlying the ADRs will continue to be listed on the principal Indian stock exchanges — the Bombay Stock Exchange and the National Stock Exchange.
The Company is currently late in filing its annual report on Form 20-F for the year ended March 31, 2009. The Company was notified by the NYSE of its noncompliance. Pursuant to the NYSE’s rules, the Company was given until October 15, 2010, to make this filing, as previously announced, which represents the maximum time period available. The Company does not now anticipate that it will be able to file restated US GAAP financial statements for the period ended March 31, 2009 on or prior to the October 15, 2010 compliance date in accordance with the NYSE’s rules. Mahindra Satyam is, however, engaged in the effort to restate the US GAAP financial statements given the pending completion of Indian GAAP financial statements.
Commenting on the planned move to OTC trading, Mr. Vineet Nayyar, Chairman, Mahindra Satyam, said, “Due to our late SEC filings, which are among the unfortunate results of the misdeeds of former management, we are delisting from the NYSE. Keeping in view the paramount interest of the investors, our objective is to enable the ADRs to be quoted without interruption in the U.S. domestic Over-The-Counter market so that the investors can continue to trade the ADRs throughout the transition period and beyond. We remain committed to our US investors and we are as keen as ever to serve the needs of US customers.”
The information provided herein includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on beliefs of and assumptions by management and on information currently available to management. Additional factors that could cause actual results to differ materially from those contained in any forward-looking statement include, without limitation, developments affecting our intention to take steps to cause the company to be delisted from the NYSE, or that could interrupt trading of the ADRs either on the NYSE or the over-the-counter market; issues that could arise in connection with actions or non-actions by NYSE, regulatory, or governmental authorities; market reactions to the foregoing and to the anticipated delisting; and the status of our efforts to restate prior financial statements. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events.
About Mahindra Satyam:
Mahindra Satyam (NYSE: SAY) is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $7.1 billion Mahindra Group, a global industrial federation of companies and one of the top 10 industrial firms based in India. The Group’s interests span financial services, automotive products, trade, retail and logistics, information technology and infrastructure development.

Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.mahindrasatyam.com, Follow us on Twitter: http://twitter.com/mahindra_satyam
For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.
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